82-2947

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN2002/UOB2002/UOB-A23/atl

10 August 2002

02049580

02 AUG 20 AM10:38

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

MERGER OF UNITED OVERSEAS BANK LIMITED AND INDUSTRIAL & COMMERCIAL BANK LIMITED

Dear Sir

We enclose a copy of our News Release dated 8 August 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dlo 9/4

47/02

Merger of United Overseas Bank Limited and Industrial & Commercial Bank Limited

Singapore, 8 August 2002 **–** United Overseas Bank Limited ("UOB") is pleased to announce that the Deputy Prime Minister, Mr Lee Hsien Loong, had on 6 August 2002 issued the Certificate of Approval pursuant to Section 14A of the Banking Act (Cap. 19) approving the merger (the "Merger") of UOB and Industrial & Commercial Bank Limited ("ICB"), in accordance with the provisions of Sections 14A to 14C and the Fifth Schedule to the Banking Act (Cap. 19). The Merger will take effect upon the lodgement of, inter alia, the Certificate of Approval with the Registrar of Companies on 28 August 2002 ("the Effective Date").

On the Effective Date, all the undertakings of ICB shall, by operation of law, be transferred to and vested in UOB as if in all respects UOB were the same person in law as ICB, and all contracts and agreements entered into by or made with ICB or to which ICB is a party before and in force on the Effective Date shall be binding against or in favour of UOB as if UOB had been a party thereto instead of ICB.

The Merger is part of UOB's on-going exercise to consolidate its subsidiaries for greater efficiency of resources. At the same time, the Merger will enable UOB to compete more effectively in the competitive domestic market.

For more information, please contact:

Nancy Lai
Corporate Affairs Division
Tel: (65) 6539 3986
Fax: (65) 6538 2559
Email: Nancy.Lai@UOBgroup.com